
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
madeBOS, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 25, 2016

Physical address of issuer
2481 60th Ave, Oakland, CA 94605

Website of issuer
https://www.madebos.com

Current number of employees
0

	Most recent fiscal year-end (December 31, 2018)	**Prior fiscal year-end (December 31, 2017)**
Total Assets	$97,033.00	$64,648.00
Cash & Cash Equivalents	$14,761.00	$7,248.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$17,177.00	$21,787.00
Long-term Debt	$40,000.00	$0.00

Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$00.00	$0.00
Net Income	-$34,643.00	-$12,446.00

April 30, 2019

FORM C-AR

madeBOS, Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by madeBOS, Inc, a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at www.madebos.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by the more detailed information that may appear elsewhere in this Form C-AR.

madeBOS, Inc (the "**Company**") is a Delaware corporation, formed on July 25, 2016.

The Company is located at 2481 60th Ave, Oakland, CA 94605.

The Company's website is https://www.madebos.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company's digital platform will empower employees to proactively manage their career development success. The Company anticipates generating revenue from two principal sources: (i) the sale of software as a service ("*SaaS*") to companies experiencing significant turnover; and (ii) fees charged to employees using our mobile app when they upgrade their app access.

RISKS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup company and our business model currently focuses on building our software solution and the right team rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We expect capital outlays and operating expenditures to increase over the next several years as we establish offices and expand our infrastructure, commercial operations, and development activities.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the securities issued under Regulation CF. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have little operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of California on July 25, 2016. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our Software as a Service (SaaS) is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved service and thus may be better equipped than us to develop and commercialize similar services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our SaaS will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Ana M. Hernandez and Martha Hernandez. The Company has or intends to enter into employment agreements with Ana M. Hernandez and Martha Hernandez although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Martha Hernandez or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Ana M. Hernandez and Martha Hernandez in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Ana M. Hernandez or Martha Hernandez dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to various U.S. taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These

third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends.

We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations

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might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business
The madeBOS digital platform will empower employees to proactively manage their career development success. The Company anticipates generating revenue from two principal sources: (i) the sale of software as a service ("**SaaS**") to companies experiencing significant turnover; and (ii) fees charged to employees using our mobile app when they upgrade their app access.

Business Plan
The Company is committed to bringing the best user experience to its customers through its innovative software. The Company's business strategy leverages its unique ability to design and develop its own source code, application and software to provide its customers' solutions with innovative design, superior ease-of-use, and seamless integration. We allow customers to access our career development plans through a variety of devices, including Apple and Android.

History of the Business
The Company was incorporated in July 2016 in the State of Delaware. The Company is headquartered in California.

The Company's Products and Services

Product / Service	Description	Current Market
SaaS	Data analytics driven from user mobile app.	Enterprise management team.
Mobile App	Mobile app provides users with a talent assessment, career fit analysis, individualized career plan, job match and connects them to industry influencers.	End user is the employee seeking advancement.

Our software and mobile app are currently being tested and further developed.

We will offer SaaS and mobile app solutions to enterprises through direct sales, strategic partnerships and targeted user marketing.

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Competition

The Company's primary competitors are Insala, Careerme, Pathsource, Smashpath, Appsrocket, and LinkedIn Higher Education.

Our biggest differentiator is that we act independently from the talent management systems currently being utilized. Most competitors require enterprises to use their entire solution suite (recruitment, performance, etc.) to facilitate learning and career management. In addition, our software is focused on user-driven growth while most competitors drive learning management activity through enterprise management.

Supply Chain and Customer Base

The Company's current suppliers are Tmobile, Squarespace, Digital Ocean, Google Domains, and GitHub. The Company's customers are expected to be primarily in the retail, service and hospitality industries.

Intellectual Property

The Company does not currently have any intellectual property licenses or patents.

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

None

Other

The Company's principal address is 2481 60th Ave, Oakland, CA 94605. The Company does not have any additional addresses. The Company conducts business in California, USA.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Martha Hernandez

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, President, CFO and Director, July 25, 2016 - Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

● madeBOS, Inc. CEO, President, CFO and Director, July 25, 2016 – Present. Founded the Company; responsible for overall Company management, including, but not limited to business strategy, product development, marketing and outreach efforts and financial management.

- Save Mart Supermarkets Director, Talent Acquisition, December 2014 – October 2016. Oversaw Talent Acquisition for all business units, to include, union and non-union, Corporate, Retail Store, Pharmacy and Distribution and Transportation positions. Implemented effective strategic People and Culture Talent Plan to define Save Mart's employer of choice brand, workforce segmentation, recruitment cycle, and ultimately engagement.

- Inner City Advisors Managing Director, October 2013 – December 2014. Designed, led and managed the development of a pilot that delivered 1. Human Capital Strategic support and 2. A direct talent funnel between targeted workforce development populations and ICA companies. Developed, managed and built strategic partnerships with workforce development agencies to ensure candidate readiness for successful interviewing and long-term retention.

Education
- Coro Fellow in Public Affairs (a graduate-level experiential leadership training program that prepares diverse, talented and committed individuals for effective and ethical leadership in the public affairs arena), 2003-2004.
- Occidental College, BA Sociology/Spanish, 1999-2003. Mills College, Institute for Civic Leadership, 2001.

Name
Ana M. Hernandez

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Secretary, July 25, 2016 - Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Saint Ignatius College Prep, Director of Magis Outreach and Enrichment and Affinity Groups Coordinator, June 2015 – Present. Oversee all aspects of the Magis Middle School Enrichment Program and High School Support Program. Work with students who are first-generation college-bound, low-income and/or traditionally underrepresented in higher education.

- Saint Clement Catholic Elementary, Principal, June 2012 – June 2015

Education
Mills College, Administrative Credential, Masters in Education, Teaching Credential, Education, 2006 - 2009 Occidental College, Spanish Literature and Women's Studies Gender Studies

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Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	3,448,000
Voting Rights	Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him or her by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of the Company.
Anti-Dilution Rights	None

Type of security	SAFEs
Dollar Amount outstanding	40,000
Voting Rights	None
Anti-Dilution Rights	None

Securities issued pursuant to Regulation CF:

Type of security	Units of Crowd SAFEs
Dollar Amount outstanding	126,097
Voting Rights	None
Anti-Dilution Rights	None

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	40,000	$40,000.00	General working capital	May 8, 2018	Rule 506(b)
Units of Crowd SAFE	39,575	$39,575.00	General working capital	March 17, 2018	Regulation CF
Units of Crowd SAFE	86,522	$86,552.00	General working capital	May 5, 2017	Regulation CF

The price of the securities was determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

The Company currently has $57,177 in debt outstanding.

Ownership
The Company is solely owned by Martha Hernandez.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Based on Voting Power
Martha Hernandez	83.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

The Company has extended the filing of its 2018 tax return as of the date of this report and filing. The Company has incurred losses since inception and will not have a tax liability for tax period 2018.

Operations
The company is a pre-revenue company and its primary expenses consist of the following: Talent, Software Development, Legal, and Sales and Marketing. The company does not anticipate generating revenue until 2019. The Company faced key talent challenges in 2018 but nevertheless met key development goals, positioning a strong 2019 sales funnel. One company has already agreed to sign in early 2019 as the Company's first SaaS customer.

Liquidity and Capital Resources
The Company does not have additional capital sources.

Capital Expenditures and Other Obligations
The Company does not plan to make any material expenditures in the future.

Trends, Uncertainties, Material Changes and Other Information
None.

Restrictions on Transfer for Securities Issued Pursuant to Regulation CF
Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one--year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/ father/ daughter/ son/ sister/ brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the purchaser may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
The Company is not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

Conflicts of Interest
The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure
None

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Martha Hernandez
/s/Martha Hernandez
BBA610BE531042E...
(Signature)

Martha Hernandez
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Martha Hernandez
/s/Martha Hernandez
BBA610BE531042E...
(Signature)

Martha Hernandez
(Name)

Director
(Title)

4/30/19
(Date)

18

EXHIBIT A

Financial Statements

I, Martha Hernandez, the CEO of madeBOS, Inc. (the "**Company**"), hereby certify that

(1) the accompanying unaudited financial statements of the Company thereto for the periods ending December 2018 included in this Form C-AR are true and complete in all material respects; and

(2) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the financial statements reflects accurately the information that would be reported in such tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2019.

DocuSigned by:
Martha Hernandez
BBA610BE531042E...
______________________(Signature)

Name: Martha Hernandez

Title: CEO

Date: April 30, 2019

MADEBOS, Inc.

Unaudited Financial Statements



MADEBOS, INC.
BALANCE SHEET
As of December 31, 2018 and 2017
(Unaudited)

	December 31,	
	2018	**2017**
ASSETS		
Current Assets:		
Cash and cash equivalents	$14,761	$ 7,248
Total Current Assets	14,761	7,248
Capitalized software	82,272	57,400
TOTAL ASSETS	$97,033	$ 64,648
LIABILITIES AND STOCKHOLDER'S DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable/accrued liabilities	$17,177	$ 16,027
Advances from founder	--	5,760
Total Current Liabilities	17,177	21,787
Convertible Note Payable (Note 4)	40,000	--
TOTAL LIABILITIES	57,177	21,787
Stockholder's Deficit:		
Common Stock, $0.0001 par, 5,000,000 shares authorized, 3,500,000 shares issued and outstanding	350	350
Additional paid-in capital – SAFE (see Note 5)	102,365	70,727
Accumulated deficit	(62,859)	(28,216)
Total Stockholder's Deficit	39,856	42,861
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$97,033	$ 64,648

57,177

See accompanying notes to the financial statements.

MADEBOS, INC.
STATEMENT OF OPERATIONS
(Unaudited)

	Year Ended December 31,	
	2018	**2017**
Revenues, net	$ --	$ --
Cost of revenues	--	--
Gross Profit (Loss)	--	--
Operating Expenses:		
Sales and marketing	17,342	3,213
Technology expenses	1,747	--
General and administrative	15,554	2,866
Organizational expenses	--	6,367
Total Operating Expenses	34,643	12,446
Net Loss	$(34,643)	$(12,446)

See accompanying notes to the financial statements.

MADEBOS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
As of December 31, 2018 and 2017
(Unaudited)

	Common Stock		Additional Paid-in Capital SAFE	Accumulated Deficit	Total Stockholder's Equity
	Number of Shares	Amount			
Balance as of December 31, 2016	3,500,000	$350	$--	$(15,770)	$15,420
Issuance of SAFEs (Note 5)	--	--	70,727	--	70,727
Net Loss	--	--	--	(12,446)	(12,446)
Balance as of December 31, 2017	3,500,000	350	70,727	(28,216)	42,861
Issuance of SAFEs (Note 5)	--	--	31,638	--	31,638
Net Loss	--	--	--	(34,643)	(34,643)
Balance as of December 31, 2018	3,500,000	$350	$102,365	$(62,859)	$39,856

See accompanying notes to the financial statements.

MADEBOS, INC.
STATEMENT OF CASH FLOWS
(Unaudited)

| | Year Ended December 31, | |
	2018	2017
Cash Flows From Operating Activities		
Net Loss	$(34,643)	$(12,446)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts payable/deferred liabilities	1,150	6,367
Net Cash Used In Operating Activities	(33,493)	(6,079)
Cash Flows From Investing Activities		
Capitalized software	(24,872)	(57,400)
Net Cash Used In Investing Activities	(24,872)	(57,400)
Cash Flows From Financing Activities		
Advances from founder	5,000	--
Repayment of advances from founder	(10,760)	--
Issuance of convertible note payable	40,000	--
Issuance of SAFEs	31,638	70,727
Net Cash Provided By Financing Activities	65,878	70,727
Net Change In Cash and Cash Equivalents	7,513	7,248
Cash and Cash Equivalents at Beginning of Period	7,248	--
Cash and Cash Equivalents at End of Period	$14,761	$ 7,248
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ --	$ --
Cash paid for income taxes	--	--

See accompanying notes to the financial statements.



MADEBOS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

madeBOS, Inc.. (the "Company") was incorporated on July 25, 2016 ("Inception") in the state of Delaware. The Company is headquartered in California. madeBOS is a digital platform that allows employees to manage their career development through an individualized plan.

Since Inception, the Company has relied on founder contributions to fund operating losses. As of December 31, 2018, the Company has negative working capital and will likely incur additional costs prior to revenue generating activities. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funds received from a crowdfunding campaign (see Note 9), proceeds derived from seed funding from Camelback Ventures (see Note 4) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation of the unaudited financial statements for the period presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 8 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the Company may maintain balances in excess of the federally insured limits. As of December 31, 2018 and 2017, the Company had $14,761 and $7,248 cash on hand, respectively.

Capitalized Software

The Company capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use when both the preliminary project state is completed and it is probable that the software will be used as intended. Capitalized software costs include only external direct costs and services utilized in developing or obtaining computer software and compensation and related benefits for employees who are directly associated with the software project. Capitalized software costs are included in capitalized software on our balance sheet and amortized on a straight-line basis when placed into service over the estimated useful lives of the software, which approximates 5 years. Net capitalized software and development costs totaled $84,019 and $57,400 as of December 31, 2018 and 2017, respectively.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the years ending December 31, 2018 and 2017 as the Company incurred taxable losses. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2018 and 2017. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018 and 2017, the unrecognized tax benefits accrual was zero, respectively.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For the years ended December 31, 2018 and 2017, the Company recognized no sales.

Advertising

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 720, "Other Expenses," organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Technology Expenses

Technology expenses primarily consist of expenses incurred in developing and operating the Company's website. In accordance with FASB ASC 350-50, "Website Development Costs," these costs were expensed as incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)", that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the year ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The net operating loss of $18,670 generated from the loss incurred during the year ended December 31, 2016 will expire in 2036 and the net operating loss of $12, 446 generated from the loss incurred during the year ended December 31, 2017 will expire in 2037. The net operating loss of $_____ generated from the loss incurred during the year ended December 31, 2018 will expire in 2039.

NOTE 4 – CONVERTIBLE NOTE PAYABLE

In 2018, the Company's founder was named a Camelback Fellow by Camelback Ventures (the "Investor"). As part of the program, the Investor offered to the Company $40,000 of seed funding. In return for the funding, the Company has agreed to issue to the Investor certain shares of the Company's capital stock upon the completion of specific equity and/or financing events. In the event the Company is dissolved or terminated prior to the completion of the equity and/or financing events, the entire balance of the seed funding will be due to the Investor. Accordingly, the initial seed funding as been recorded by the Company as a Convertible Note Payable on the accompanying balance sheet as of December 31, 2018.

NOTE 5 – ISSUANCE OF CAPITAL STOCK

The Company is authorized to issue up to 5,000,000 shares of common stock with a par value of $0.0001 ("Common Stock"). In connection with the Company's formation on July 25, 2016, the Company sold 3,500,000 shares of common stock at par value to the Company's founder for a total of $350.00. As of December 31, 2018 and 2017, 3,500,000 shares were issued and outstanding, respectively.

Completed Crowdfunding Offering

In July 2017, the Company offered 86,622 Simple Agreement for Future Equity ("SAFEs") for gross proceeds totaling $86,622 (the "Crowdfunded Offering"). The Crowdfunded Offering was made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary was entitled to receive a 5% commission fee and 2% of the securities issued in this offering. After paying commissions and expenses, the Company received $70,727 from the offering.

Upon an equity financing greater than $1,000,000 ("Qualified Equity Financing"), the securities are convertible at the option of the company, into CF Shadow Series Securities, which are securities identical to those issued as part of a Qualified Equity Financing except they do not have the right to vote except as required by law, they must vote in accordance with the majority of investors in such Qualified Equity Financing with respect to any required vote, and they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the SAFEs in any future financing.

The SAFEs were offered with a discount rate of 20% and a valuation cap of $2,000,000.

In March 2018, the Company offered 45,575 Simple Agreement for Future Equity ("SAFEs") for gross proceeds totaling $45,575 (the "Crowdfunded Offering"). The Crowdfunded Offering was made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary was entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Upon an equity financing greater than $2,000,000 ("Qualified Equity Financing"), the securities are convertible at the option of the company, into CF Shadow Series Securities, which are securities identical to those issued as part of a Qualified Equity Financing except they do not have the right to vote except as required by law, they must vote in accordance with the majority of investors in such Qualified Equity Financing with respect to any required vote, and they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the SAFEs in any future financing.

The SAFEs were offered with a discount rate of 20% and a valuation cap of $3,000,000.

NOTE 6 – STOCK INCENTIVE PLAN

During 2016, the Company approved the 2016 Equity Incentive Plan ("2016 Plan") for the purpose of providing stock awards and incentive and non-statutory stock options to employees, directors and consultants of the Company and affiliates of the Company. Under the 2016 Plan, 500,000 shares of the Company's Common Stock are reserved for issuance pursuant to the 2016 Plan. The Company believes that such awards better align the interests of its employees, directors and consultants with those of its stockholder. Options awards are expected to be granted with an exercise price equal to the market price of the Company's stock at the date of grant.

Issuance of Stock Options

In October 2018, the Company issued stock options to five of its key advisory board members ("Advisors", individually, "Advisor") in consideration for a four-year service commitment. Each Advisor was granted the option to purchased 0.50% shares of the Company's common stock. Of these options, half was immediately granted and the remaining options vest in equal monthly installments over a period of 48 months of continuous service, beginning the first day of November 2018. The exercise price per share of the option will be the fair market value of the Company's common stock as determined by the Board of Directors when the option is granted. In the event the Company is acquired, the entirety of the granted shares will be accelerated and made available to the Advisor.

In August 2017, the Company hired a co-founder and CTO. In connection with the hiring, the Company expects to grant an option to purchase 421,687 shares of stock at the current fair market value. The Company expects to further grant additional option grants totaling 42,169, 84,337 and 84,337 upon the co-founder and CTO meeting certain Company product development milestones. The options to purchase shares of common stock will be granted at the current fair market value at the date of grant. The options will vest over 4 years with 25% vesting 12 months after the grant date and the remaining options vesting at a rate of 1/48th of the total shares at the end of each month thereafter. Options are subject to cancellation if employment terminates prior to the options fully vesting.

NOTE 7 – RELATED PARTY TRANSACTIONS

Advances from Related Party

From time-to-time, the Company receives funds from its founder to meet its working capital needs. In aggregate, $0 and $5,760 was advanced and outstanding as of December 31, 2018 and 2017, respectively. These amounts are classified as "Advances from Founder" on the accompanying Balance Sheets. The advances carry no interest as they were intended to be short-term and are due upon demand. During the year ended December 31, 2018, the Company's founder advanced $5,000 to assist with operating cash flow needs. This amount, along with outstanding balances from 2017, was repaid prior to year-end.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its founder.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2016 and incurred a loss for the period from Inception through December 31, 2016, and the years ending December 31, 2017 and 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April ___, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

MADEBOS, Inc.

Unaudited Financial Statements



MADEBOS, INC.
BALANCE SHEET
As of December 31, 2018 and 2017
(Unaudited)

	December 31,		
	2018		**2017**
ASSETS			
Current Assets:			
Cash and cash equivalents	$14,761	$	7,248
Total Current Assets	14,761		7,248
Capitalized software	82,272		57,400
TOTAL ASSETS	$97,033	$	64,648
LIABILITIES AND STOCKHOLDER'S DEFICIT			
Liabilities:			
Current Liabilities:			
Accounts payable/accrued liabilities	$17,177	$	16,027
Advances from founder	--		5,760
Total Current Liabilities	17,177		21,787
Convertible Note Payable (Note 4)	40,000		--
TOTAL LIABILITIES	57,177		21,787
Stockholder's Deficit:			
Common Stock, $0.0001 par, 5,000,000 shares authorized, 3,500,000 shares issued and outstanding	350		350
Additional paid-in capital – SAFE (see Note 5)	102,365		70,727
Accumulated deficit	(62,859)		(28,216)
Total Stockholder's Deficit	39,856		42,861
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$97,033	$	64,648

57,177

See accompanying notes to the financial statements.



MADEBOS, INC.
STATEMENT OF OPERATIONS
(Unaudited)

	Year Ended December 31,	
	2018	2017
Revenues, net	$ --	$ --
Cost of revenues	--	--
Gross Profit (Loss)	--	--
Operating Expenses:		
Sales and marketing	17,342	3,213
Technology expenses	1,747	--
General and administrative	15,554	2,866
Organizational expenses	--	6,367
Total Operating Expenses	34,643	12,446
Net Loss	$(34,643)	$(12,446)

See accompanying notes to the financial statements.

MADEBOS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
As of December 31, 2018 and 2017
(Unaudited)

	Common Stock		Additional Paid-in Capital SAFE	Accumulated Deficit	Total Stockholder's Equity
	Number of Shares	Amount			
Balance as of December 31, 2016	3,500,000	$350	$--	$(15,770)	$15,420
Issuance of SAFEs (Note 5)	--	--	70,727	--	70,727
Net Loss	--	--	--	(12,446)	(12,446)
Balance as of December 31, 2017	3,500,000	350	70,727	(28,216)	42,861
Issuance of SAFEs (Note 5)	--	--	31,638	--	31,638
Net Loss	--	--	--	(34,643)	(34,643)
Balance as of December 31, 2018	3,500,000	$350	$102,365	$(62,859)	$39,856

See accompanying notes to the financial statements.

MADEBOS, INC.
STATEMENT OF CASH FLOWS
(Unaudited)

	Year Ended December 31,	
	2018	2017
Cash Flows From Operating Activities		
Net Loss	$(34,643)	$(12,446)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts payable/deferred liabilities	1,150	6,367
Net Cash Used In Operating Activities	(33,493)	(6,079)
Cash Flows From Investing Activities		
Capitalized software	(24,872)	(57,400)
Net Cash Used In Investing Activities	(24,872)	(57,400)
Cash Flows From Financing Activities		
Advances from founder	5,000	--
Repayment of advances from founder	(10,760)	--
Issuance of convertible note payable	40,000	--
Issuance of SAFEs	31,638	70,727
Net Cash Provided By Financing Activities	65,878	70,727
Net Change In Cash and Cash Equivalents	7,513	7,248
Cash and Cash Equivalents at Beginning of Period	7,248	--
Cash and Cash Equivalents at End of Period	$14,761	$ 7,248
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ --	$ --
Cash paid for income taxes	--	--

See accompanying notes to the financial statements.



MADEBOS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

madeBOS, Inc.. (the "Company") was incorporated on July 25, 2016 ("Inception") in the state of Delaware. The Company is headquartered in California. madeBOS is a digital platform that allows employees to manage their career development through an individualized plan.

Since Inception, the Company has relied on founder contributions to fund operating losses. As of December 31, 2018, the Company has negative working capital and will likely incur additional costs prior to revenue generating activities. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funds received from a crowdfunding campaign (see Note 9), proceeds derived from seed funding from Camelback Ventures (see Note 4) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation of the unaudited financial statements for the period presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 8 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the Company may maintain balances in excess of the federally insured limits. As of December 31, 2018 and 2017, the Company had $14,761 and $7,248 cash on hand, respectively.

Capitalized Software

The Company capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use when both the preliminary project state is completed and it is probable that the software will be used as intended. Capitalized software costs include only external direct costs and services utilized in developing or obtaining computer software and compensation and related benefits for employees who are directly associated with the software project. Capitalized software costs are included in capitalized software on our balance sheet and amortized on a straight-line basis when placed into service over the estimated useful lives of the software, which approximates 5 years. Net capitalized software and development costs totaled $84,019 and $57,400 as of December 31, 2018 and 2017, respectively.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the years ending December 31, 2018 and 2017 as the Company incurred taxable losses. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2018 and 2017.   The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018 and 2017, the unrecognized tax benefits accrual was zero, respectively.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For the years ended December 31, 2018 and 2017, the Company recognized no sales.

Advertising

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 720, "Other Expenses," organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Technology Expenses

Technology expenses primarily consist of expenses incurred in developing and operating the Company's website. In accordance with FASB ASC 350-50, "Website Development Costs," these costs were expensed as incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)", that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the year ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The net operating loss of $18,670 generated from the loss incurred during the year ended December 31, 2016 will expire in 2036 and the net operating loss of $12, 446 generated from the loss incurred during the year ended December 31, 2017 will expire in 2037. The net operating loss of $_____ generated from the loss incurred during the year ended December 31, 2018 will expire in 2039.

NOTE 4 – CONVERTIBLE NOTE PAYABLE

In 2018, the Company's founder was named a Camelback Fellow by Camelback Ventures (the "Investor"). As part of the program, the Investor offered to the Company $40,000 of seed funding. In return for the funding, the Company has agreed to issue to the Investor certain shares of the Company's capital stock upon the completion of specific equity and/or financing events. In the event the Company is dissolved or terminated prior to the completion of the equity and/or financing events, the entire balance of the seed funding will be due to the Investor. Accordingly, the initial seed funding as been recorded by the Company as a Convertible Note Payable on the accompanying balance sheet as of December 31, 2018.

NOTE 5 – ISSUANCE OF CAPITAL STOCK

The Company is authorized to issue up to 5,000,000 shares of common stock with a par value of $0.0001 ("Common Stock"). In connection with the Company's formation on July 25, 2016, the Company sold 3,500,000 shares of common stock at par value to the Company's founder for a total of $350.00. As of December 31, 2018 and 2017, 3,500,000 shares were issued and outstanding, respectively.

Completed Crowdfunding Offering

In July 2017, the Company offered 86,622 Simple Agreement for Future Equity ("SAFEs") for gross proceeds totaling $86,622 (the "Crowdfunded Offering"). The Crowdfunded Offering was made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary was entitled to receive a 5% commission fee and 2% of the securities issued in this offering. After paying commissions and expenses, the Company received $70,727 from the offering.

Upon an equity financing greater than $1,000,000 ("Qualified Equity Financing"), the securities are convertible at the option of the company, into CF Shadow Series Securities, which are securities identical to those issued as part of a Qualified Equity Financing except they do not have the right to vote except as required by law, they must vote in accordance with the majority of investors in such Qualified Equity Financing with respect to any required vote, and they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the SAFEs in any future financing.

The SAFEs were offered with a discount rate of 20% and a valuation cap of $2,000,000.

In March 2018, the Company offered 45,575 Simple Agreement for Future Equity ("SAFEs") for gross proceeds totaling $45,575 (the "Crowdfunded Offering"). The Crowdfunded Offering was made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary was entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Upon an equity financing greater than $2,000,000 ("Qualified Equity Financing"), the securities are convertible at the option of the company, into CF Shadow Series Securities, which are securities identical to those issued as part of a Qualified Equity Financing except they do not have the right to vote except as required by law, they must vote in accordance with the majority of investors in such Qualified Equity Financing with respect to any required vote, and they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the SAFEs in any future financing.

The SAFEs were offered with a discount rate of 20% and a valuation cap of $3,000,000.

NOTE 6 – STOCK INCENTIVE PLAN

During 2016, the Company approved the 2016 Equity Incentive Plan ("2016 Plan") for the purpose of providing stock awards and incentive and non-statutory stock options to employees, directors and consultants of the Company and affiliates of the Company. Under the 2016 Plan, 500,000 shares of the Company's Common Stock are reserved for issuance pursuant to the 2016 Plan. The Company believes that such awards better align the interests of its employees, directors and consultants with those of its stockholder. Options awards are expected to be granted with an exercise price equal to the market price of the Company's stock at the date of grant.

Issuance of Stock Options

In October 2018, the Company issued stock options to five of its key advisory board members ("Advisors", individually, "Advisor") in consideration for a four-year service commitment. Each Advisor was granted the option to purchased 0.50% shares of the Company's common stock. Of these options, half was immediately granted and the remaining options vest in equal monthly installments over a period of 48 months of continuous service, beginning the first day of November 2018. The exercise price per share of the option will be the fair market value of the Company's common stock as determined by the Board of Directors when the option is granted. In the event the Company is acquired, the entirety of the granted shares will be accelerated and made available to the Advisor.

In August 2017, the Company hired a co-founder and CTO. In connection with the hiring, the Company expects to grant an option to purchase 421,687 shares of stock at the current fair market value. The Company expects to further grant additional option grants totaling 42,169, 84,337 and 84,337 upon the co-founder and CTO meeting certain Company product development milestones. The options to purchase shares of common stock will be granted at the current fair market value at the date of grant. The options will vest over 4 years with 25% vesting 12 months after the grant date and the remaining options vesting at a rate of 1/48th of the total shares at the end of each month thereafter. Options are subject to cancellation if employment terminates prior to the options fully vesting.

NOTE 7 – RELATED PARTY TRANSACTIONS

Advances from Related Party

From time-to-time, the Company receives funds from its founder to meet its working capital needs. In aggregate, $0 and $5,760 was advanced and outstanding as of December 31, 2018 and 2017, respectively. These amounts are classified as "Advances from Founder" on the accompanying Balance Sheets. The advances carry no interest as they were intended to be short-term and are due upon demand. During the year ended December 31, 2018, the Company's founder advanced $5,000 to assist with operating cash flow needs. This amount, along with outstanding balances from 2017, was repaid prior to year-end.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its founder.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2016 and incurred a loss for the period from Inception through December 31, 2016, and the years ending December 31, 2017 and 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April __, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.